Exhibit 99.1

JM WOWO Divests Group Buying and Non-Foodservice-Related Businesses

To Streamline Business Operations to Concentrate on Foodservice Internet Platform

BEIJING, China, September 8, 2015 – Wowo Limited (the “Company” or “JM WOWO”) (NASDAQ: WOWO), a leading online e-commerce platform that provides services in the foodservice industry serving foodservice merchants and consumers in China, today announced that the Company decided to divest its group buying and other non-foodservice-related businesses in an effort to build one of China’s largest internet foodservice platforms, improve its profitability and streamline its business operations.

Business Divestiture

As a pioneer of the O2O local lifestyle services industry in China, the Company operates an e-commerce system and has extensive experience in serving local lifestyle services merchants. As previously announced, in June 2015, the Company acquired all of the issued and outstanding shares of Join Me Group (HK) Investment Company Limited (“JMU”) from JMU’s shareholders (the “Wowo-JMU Combination”) with an aim to form a market leader in China’s largest internet platform for foodservice industry.

In order to efficiently allocate the Company’s resources to concentrate on its foodservice internet platform, the management of JM WOWO proposed to divest the Company’s group buying business and other non-foodservice-related businesses (the “Divestment”). After evaluating the benefits of this transaction to the Company and its shareholders, the board of directors approved the Divestment. On September 7, 2015, the Company entered into a definitive agreement with a third party in relation to the sale of all of the equity interests for a nominal value in Wowo Group Limited, a subsidiary of the Company, which, together with all of its subsidiaries and consolidated variable interest entities, is engaged in the Company’s group buying business and other non-foodservice-related businesses.

The completion of the contemplated Divestment is subject to the fulfilling of certain customary closing conditions contained therein.

After the proposed Divestment, JM WOWO will utilize its major cloud purchase and cloud marketing platforms and leverage its experience in operating internet platforms to integrate the processes of purchase, production, marketing and services. The Company expects that the transaction will enable it to reduce costs, create greater strategic value and largely improve its profit-making potential.

Management Review

Mr. Maodong Xu, Co-Chairperson of the Company, stated, “We are pleased to announce the proposed Divestment which will allow us to fully focus our efforts and resources in the foodservice industry. The internet-enabled foodservice industry has experienced exponential growth in recent years and we believe it will continue to grow for the foreseeable future.

Internet companies, such as group buying, merchant apps and online stores, tend to primarily focus on solving marketing and channel-related problems for merchants, which facilitates foodservice merchants’ selling their products and services online. With the innovation of Internet+, we will have to be more innovative and detail-oriented with our foodservice solutions. For example, with technology we can upgrade the upstream operations of the foodservice industry to reduce cost, improve efficiency and meet merchant needs. Leveraging our experience in operating online platforms, we believe JM WOWO will be able to optimally integrate the traditional foodservice industry with internet-enabled features.”

Ms. Xiaoxia Zhu, Co-Chairperson and Co-Chief Executive Officer of the Company, commented, “We will take advantage of this strategic upgrade. It will allow us to further focus on the restaurant and hotel industry, capture market opportunity and drive change in the industry utilizing our experience and expertise in both the online and traditional industries.

With enhanced information symmetry and price transparency, we expect that our cloud procurement platform will help merchants strengthen their bargaining power and reduce costs. Our platform may also help reduce merchants’ food safety risks as we monitor and track suppliers’ activities. Furthermore, we believe our cloud marketing platform can help drive revenue through online marketing and especially mobile marketing.”

Ms. Zhu continued, “Looking ahead, we will continue our efforts to attract more merchants from offline resources, improve our online marketplace and strengthen our capabilities in the internet-enabled foodservice industry. We believe our strategy to target the foodservice industry along with our consistent execution will enable us to achieve our vision of reshaping the industry by building a fair business ecosystem for small and mid-sized merchants and creating long-term value for foodservice companies and suppliers.”

Mr. Maodong Xu’s Cash Investment

The Company previously disclosed that Mr. Xu will subscribe for US$40 million ordinary shares of the Company at a purchase price of the equivalent of US$10 per ADS (one American Depositary Share, or “ADS” represents 18 ordinary shares). The Company has recently amended the subscription agreement with Mr. Xu so that Mr. Xu's subscription obligation was reduced from US$40 million to US$15 million while the purchase price remains at US$10 per ADS. Mr. Xu’s cash investment is expected to close within a few days.

About JM WOWO

JM WOWO currently operates China’s leading internet foodservice platform that provides integrated services to foodservice merchants and consumers. With the vision of reshaping foodservice industrial rules and building the fair business ecosystem for medium and small foodservice businesses in China, it currently aims to cultivate the traditional offline foodservice businesses using internet tools to create value for foodservice companies, brand suppliers and customers.

Through cooperation with industry associations and hundreds of leading catering and hotel brands across China, JM WOWO has formed the leading industrial alliance and has great resource leverage in China’s foodservice industry. JM WOWO works closely with various reputable buyers and suppliers in the foodservice industry, providing one-stop procurement services, as well as manufacture, marketing and other value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JM WOWO’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JM WOWO’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JM WOWO’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JM WOWO might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JM WOWO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Shayla Suen

IR Director, Wowo Limited

ir@55.com

Tel: 86-10-59065758

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: 203-682-8200